                                    FORM 8-A/A
                                 (Amendment No.1)


                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

               FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR (g) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                         QUINTILES TRANSNATIONAL CORP.
             (Exact name of registrant as specified in its charter)


             North Carolina                             56-1714315
(State of incorporation or organization)   (I.R.S. Employer Identification No.)


            4709 Creekstone Drive, Riverbirch Building, Suite 200,
                       Durham, North Carolina 27703-8411
                    (Address of principal executive offices)


         If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. [ ]

         If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. [X]


         Securities Act registration statement file number to which this form relates:
        N/A         (if applicable)
-------------------


         Securities to be registered pursuant to Section 12(b) of the Act:

          Title of each class to be so registered               Name of each exchange on which each class is to be
                                                                                    registered

                          None                                                         None
                 ----------------------                                       ----------------------



         Securities to be registered pursuant to Section 12(g) of the Act:


                        Preferred Stock Purchase Rights
        ------------------------------------------------------------------
                                (Title of class)

                 INFORMATION REQUIRED IN REGISTRATION STATEMENT

ITEM 1.  DESCRIPTION OF REGISTRANT'S SECURITIES
         TO BE REGISTERED.


On November 4, 1999, the Board of Directors of Quintiles Transnational Corp., a North Carolina corporation (the "Company"), declared a dividend distribution of one preferred stock purchase right (a "Right") for each outstanding share of the Company's common stock, $.01 par value (the "Common Stock") to shareholders of record at the close of business on November 15, 1999 (the "Record Date"). Each Right entitles the registered holder to purchase from the Company one one-thousandth (1/1,000) of a share (a "Preferred Stock Fraction") of the Company's Series A Preferred Stock, $.01 par value (the "Preferred Stock") at a price of One Hundred Fifty Dollars ($150.00) (the "Purchase Price"), subject to adjustment in certain circumstances.

On November 5, 1999, the Company filed with the Securities and Exchange Commission a Registration Statement on Form 8-A to register Rights issuable in accordance with the terms of the Rights Agreement between the Company and First Union National Bank ("First Union"), as Rights Agent, dated as of November 5, 1999 (the "Rights Agreement").

On May 4, 2000, the Board of Directors of the Company authorized the amendment and restatement of the Rights Agreement, resulting in an Amended and Restated Rights Agreement between the Company and First Union, as Rights Agent, dated as of November 5, 1999 and amended and restated as of May 4, 2000 (the "Amended and Restated Rights Agreement"). The description and terms of the Rights are set forth in the Amended and Restated Rights Agreement.

The amendments include, without limitation, the following: (i) the elimination of the definition of "Continuing Director" and the elimination of all references to that term; (ii) the modification of the redemption and amendment sections of the Rights Agreement to reflect the elimination of the "Continuing Director" concept; and (iii) the modification of Exhibit B "Form of Rights Certificate" and Exhibit C "Summary of Rights to Purchase Preferred Stock" to reflect the elimination of the "Continuing Director" concept.

Pursuant to Rule 12b-15 promulgated under the Securities Exchange Act of 1934, the following sets forth the complete text of "Item 1. Description of the Registrant's Securities to be Registered," of the Company's Form 8-A as filed with the Securities and Exchange Commission on November 5, 1999, as amended by this Form 8-A/A (Amendment No. 1).

Initially, the Rights will be attached to all Common Stock certificates representing the outstanding shares, and no separate Rights Certificates will be distributed. Subject to certain exceptions specified in the Amended and Restated Rights Agreement, the Rights will separate from the Common Stock and a "Distribution Date" will occur upon the earlier of (i) 10 business days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding shares of Common Stock or, in the case of the Grandfathered Person referred to in the Amended and Restated Rights Agreement, beneficial ownership of a percentage of outstanding Common Stock in excess of the Grandfathered Percentage referred to therein (the date of such announcement being the "Stock Acquisition Date") other than as a result of repurchases of stock by the Company or certain inadvertent actions by certain shareholders, or (ii) 10 business days (or such later date as the Company's Board of Directors shall determine) following the commencement of a tender offer or exchange offer that would result in a person or group becoming an Acquiring Person (which in the case of the Grandfathered Person, occurs upon beneficial ownership of a percentage of outstanding Common Stock in excess of the Grandfathered Percentage).

Until the Distribution Date, (i) the Rights will be evidenced by the Common Stock certificates and will be transferred with and only with such Common Stock certificates, (ii) new Common Stock certificates issued after the Record Date will contain a notation incorporating the Amended and Restated Rights Agreement by reference and (iii) the surrender for transfer of any certificates for Common Stock outstanding will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate.


As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and, thereafter, the separate Rights Certificates alone will represent the Rights. Except as otherwise determined by the Board of Directors, and except in connection with the exercise of stock options and any other issuances of Common Stock with respect to awards under employee benefit plans, only shares of Common Stock issued prior to the Distribution Date will be issued with Rights.

The Rights are not exercisable until the Distribution Date and will expire at the close of business on November 15, 2009, North Carolina time, unless extended prior to such time by the Board of Directors, or earlier if redeemed by the Company as described below.

Except in the circumstances described below, after the Distribution Date each Right will be exercisable for a Preferred Stock Fraction. Each Preferred Stock Fraction carries voting and dividend rights that are intended to produce the equivalent of one share of Common Stock. The voting and dividend rights of the Preferred Stock are subject to adjustment in the event of dividends, subdivisions and combinations with respect to the Common Stock of the Company. In lieu of issuing certificates for fractions of shares of Preferred Stock (other than fractions which are integral multiples of Preferred Stock Fractions), the Company may pay cash in accordance with the Amended and Restated Rights Agreement.



In the event that any person becomes an Acquiring Person, except pursuant to an offer for all outstanding shares of Common Stock which the independent directors, who are not associated with an Acquiring Person, determine to be fair and adequate to shareholders and to be otherwise in the best interests of the Company and its shareholders (a "Qualified Offer"), each holder of a Right will thereafter have the right to receive, upon exercise, Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the exercise price of the Right. Notwithstanding any of the foregoing, following the occurrence of the events described in this paragraph, any Rights that are, or (under certain circumstances specified in the Amended and Restated Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void.


In the event that, at any time following the Stock Acquisition Date, (i) the Company engages in a merger or other business combination transaction in which the Company is not the surviving corporation, (ii) the Company engages in a merger or other business combination transaction with another person in which the Company is the surviving corporation, but its Common Stock is changed or exchanged, or (iii) 50% or more of the Company's assets, earning power, or cash flow is sold or transferred (except with respect to clauses (i) and (ii), a merger or other business combination which follows a fair offer described in the second preceding paragraph and in which the amount and form of consideration is the same as was paid in such offer), each holder of a Right (except Rights which previously have been voided as set forth above) shall thereafter have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the exercise price of the Right.

The Purchase Price payable, and the number of Preferred Stock Fractions or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on the Preferred Stock or other capital stock, or a subdivision, combination or reclassification of the Preferred Stock, (ii) if the holders of the Preferred Stock are granted certain rights or warrants to subscribe for Preferred Stock or securities convertible into Preferred Stock at less than the current market price of the Preferred Stock, or (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends or dividends payable in Preferred Stock) or of subscription rights or warrants (other than those referred to above). With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price.

At any time after a person or group of affiliated or associated persons becomes an Acquiring Person and prior to the acquisition by such person or group of 50% or more of the outstanding Common Stock, the Board of Directors may exchange the Rights (other than Rights owned by such person or its affiliates and associates, which have become void), in whole or in part, at an exchange ratio of one share of Common Stock, or one one-thousandth of a share of Preferred Stock (or of a share of a series of the Company's preferred stock having equivalent preferences, limitations and relative rights), per Right (subject to adjustment).


In general, at any time until a person becomes an Acquiring Person, the Company may redeem the Rights in whole, but not in part, at a price of $.0001 per Right (payable in cash, Common Stock or other consideration deemed appropriate by the Board of Directors). Immediately upon the action of the Board of Directors of the Company ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the $.0001 redemption price.

Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to shareholders or to the Company, shareholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Stock (or other consideration) of the Company or for common stock of the acquiring company or in the event of the redemption of the Rights as set forth above.


Prior to the Distribution Date, any of the provisions of the Amended and Restated Rights Agreement may be amended by the Board of Directors of the Company. After the Distribution Date, the provisions of the Amended and Restated Rights Agreement may be amended by the Board in order to cure any ambiguity, to correct or supplement any defective or inconsistent provision, to make changes which do not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person or affiliate or associate of such Acquiring Person), or to shorten or lengthen any time period under the Amended and Restated Rights Agreement; provided that no amendment may be made at such time as the Rights are not redeemable.



The Amended and Restated Rights Agreement is attached hereto as Exhibit 4.01 and is incorporated herein by reference. The foregoing description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Amended and Restated Rights Agreement attached hereto as Exhibit 4.01.

ITEM 2. EXHIBITS.


                 Exhibit No.                  Description of Exhibit
                 -----------                  ----------------------
                 4.01                         Amended and Restated Rights
                                              Agreement dated as of November 5,
                                              1999 and amended and restated as
                                              of May 4, 2000 between Quintiles
                                              Transnational Corp. and First
                                              Union National Bank, including the
                                              form of Articles of Amendment of
                                              Amended and Restated Articles of
                                              Incorporation of the Company, the
                                              form of Rights Certificate and the
                                              Summary of Rights to Purchase
                                              Preferred Stock, attached thereto
                                              as Exhibits A, B and C,
                                              respectively.



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                                   SIGNATURE


         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this amendment no. 1 to registration statement to be signed on its behalf by the undersigned, thereto duly authorized.



                                QUINTILES TRANSNATIONAL CORP.



                                By:  /s/ John S. Russell
                                     ------------------------------------------
Dated: May 10, 2000                  John S. Russell
                                     Senior Vice President

                                 EXHIBIT INDEX


         Exhibit No.      Description of Exhibit
         -----------      ----------------------

         4.01             Amended and Restated Rights Agreement dated as of
                          November 5, 1999 and amended and restated as of May 4, 2000 between Quintiles Transnational Corp. and First Union National
                          Bank, including the form of Articles of Amendment of Amended and Restated Articles of Incorporation of the Company, the form of Rights Certificate and the Summary of Rights to Purchase
                          Preferred Stock, attached thereto as Exhibits A, B and C,
                          respectively.